Exhibit 21.1

Subsidiaries of
Radiant Logistics, Inc.

Name of Subsidiary	State of Incorporation or Organization

Airgroup Corporation	Washington
Radiant Logistics Global Services, Inc.	Delaware
Radiant Logistics Partners LLC (40% owned by Radiant Global Logistics)	Delaware
Adcom Express, Inc.	Minnesota
Distribution by Air	New Jersey